DIPEXIUM PHARMACEUTICALS, LLC

74 Broad Street

New York, New York 10004

March 10, 2014

VIA EDGAR

Jeffrey P. Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Dipexium Pharmaceuticals, LLC

Registration Statement on Form S-1, as amended

File No. 333-193780

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Dipexium Pharmaceuticals, LLC (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:15 p.m. on Wednesday, March 12, 2014, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David P. Luci
David P. Luci, Esq.
Managing Partner